Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Digital Transformation Opportunities Corp. on Form S-1 of our report dated January 29, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Digital Transformation Opportunities Corp. as of January 8, 2021 and December 31, 2020, and for the period from January 1, 2021 through January 8, 2021 and the period from November 17, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Houston, TX

February 12, 2021